Exhibit 2.1(b)

Pursuant to 17 C.F.R. § 240.24b-2, confidential information (indicated by [***]) has been omitted and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

Private & Confidential

DATED 20th FEBRUARY 2009

QINETIQ LIMITED	(1)

and

INTEGRAL SYSTEMS, INC.	(2)

ASSIGNMENT AND SALE OF INTELLECTUAL

PROPERTY RIGHTS AND TRANSFER OF

COMMERCIAL RECORDS

CONTENTS

Clause	Heading	Page
1	Interpretation	1
2	Assignment of Rights, Transfer of Commercial Records and Licence Back	4
3	Value Added Tax	5
4	Warranties	5
5	Proceedings	6
6	Restrictive Covenants	6
7	Further Assurance and Delivery	7
8	Governing Law	7
Schedule 1	Warranties	9
Schedule 2	Works	15
Schedule 3	Software Licences	15
Schedule 4	Commercial Records	15

THIS ASSIGNMENT AND SALE OF INTELLECTUAL PROPERTY RIGHTS AND TRANSFER OF COMMERCIAL RECORDS (this “AGREEMENT”) is made on 20th February 2009 BETWEEN:

PARTIES

(1)	QINETIQ LIMITED registered in England and Wales with company number 03796233 whose registered office is at 85 Buckingham Gate, London, SW1E 6PD (“Assignor”).

(2)	INTEGRAL SYSTEMS, INC. incorporated in the State of Maryland having its principal place of business at 5000 Philadelphia Way, Lanham, Maryland 20706-4417, USA (“Assignee”).

BACKGROUND

(A)	The Assignor is the proprietor and beneficial owner of the Purchased Intellectual Property, Software Licenses and Commercial Records.

(B)	The Assignor has agreed to sell, assign and transfer, and Assignee has agreed to purchase, the Purchased Intellectual Property, Software Licenses and the Commercial Records on the terms set out below.

AGREED TERMS

1	Definitions and Interpretation

1.1	The definitions in this clause apply in this Agreement.

“Assignor Owned Registered IP” shall have the meaning ascribed in clause 4 of Schedule 1;

“Assignor Patents” shall have the meaning ascribed in clause 2 of Schedule 1;

“Assignor Registered IP” shall have the meaning ascribed in clause 2 of Schedule 1;

“Assignor Registered Marks” shall have the meaning ascribed in clause 1 of Schedule 1;

“Assignor Unregistered Rights” means copyrights and related rights, Marks (other than the Assignor Registered Marks), rights in get-up, rights in goodwill or to sue for passing off, unfair competition rights, unregistered rights in designs, unregistered rights in computer software, database rights, Trade Secrets and other rights in confidential information (including know-how) and any other Intellectual Property rights other than Patents and Assignor Registered Marks, including all applications (and rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection which belong to the Assignor and in each case which relate primarily to or subsist in the Works in any part of the world;

“Assignee’s Group” means the Assignee, its ultimate parent undertaking from time to time and any subsidiary undertaking of the Assignee’s ultimate parent undertaking from time to time;

“Assignor’s Group” means the Assignor, its ultimate parent undertaking from time to time and any subsidiary undertaking of the Assignor’s ultimate parent undertaking from time to time, including QinetiQ North America Operations LLC and its subsidiary undertakings;

“Commercial Records” means those documents listed in Schedule 4;

“Completion Date” means the date of this Agreement;

“Data Room” means the online data room made available to the Assignee on 9 December 2008, in the form and containing the materials in such data room as of 16 February 2009 as set forth in the CD delivered by the Seller to the Buyer on the Completion Date;

“Disclosure Letter” means the agreed form letter of the same date as this Agreement from the Assignor to the Assignee disclosing certain matters in relation to the warranties set out in Schedule 1 which has been delivered to the Assignee concurrently with the execution of this Agreement (receipt of which has been acknowledged by the Assignee);

“Encumbrance” means any bill of sale, option, trust, power of sale, title retention, pre-emption right, right of first refusal, Security Interest or other right, claim or interest, whether legal or equitable, of any third party (or an agreement or commitment to create any of them);

“Fairly Disclosed” means disclosed in such manner and in such detail as to enable a reasonable buyer to make an informed assessment of the matter concerned;

“Intellectual Property” means all intellectual property rights arising from or associated with the following, whether created, protected or arising under the laws of the United Kingdom or any other jurisdiction with respect to the following:

(a) trade names, trademarks and service marks (whether registered or unregistered), domain names and other internet addresses or identifiers, trade dress and similar rights and applications to register any of the foregoing (collectively, “Marks”);

(b) patents and patent applications and rights in respect of utility models or industrial designs (collectively, “Patents”);

(c) copyrights (whether registered or unregistered) and registrations and applications therefor (collectively, “Copyrights”);

(d) know-how, inventions, discoveries, methods, processes, techniques, methodologies, formulae, algorithms, technical data, specifications, research and development information, technology, data bases and other proprietary or confidential information, including customer lists, in each case that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing (collectively, “Trade Secrets”); and

(e) any other proprietary, intellectual or industrial property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets.

“Nominated Account” means the Assignor’s account with the account name USD QinetiQ and account number [***] at the branch of Lloyds TSB City Office, Gillingham UK sort code [***](or such other account as the Assignor shall specify in writing before the date of this Agreement to the Assignee for the purposes of this Agreement);

“Outbound Licence Agreements” shall have the meaning ascribed in clause 12 of Schedule 1;

“Products” means equipment and software used to determine the geographical position of satellite transmitters manufactured, sold or developed by the Assignor (or its predecessor) in connection with its ‘satID’ business or any predecessor business;

“Prohibited Area” means the World;

“Purchased Intellectual Property” means the Assignor-Owned Registered IP and the Assignor Unregistered Rights, together with any claims against any third party for infringement, misappropriation or other violation of any of the foregoing, whether for any past, present or future infringement, misappropriation or other violation and, with regard to such claims, to the extent capable of transfer under this Agreement;

“Security Interest” means a mortgage, lien, pledge, charge (fixed or floating), assignment by way of security, hypothecation or other security interest (or an agreement or commitment to create any of them);

“Seller’s Limitations Agreement” means the agreement containing limitations on the Assignor’s liability under this Agreement entered into between the Assignee and the Assignor on the date of this Agreement;

“Services” means any services provided to customers using Products;

“Service Agreement” means the agreement under which the Assignor shall provide services to the Assignee in relation to the Products and Services following the Completion Date and entered into between the Assignee and the Assignor on the date of this Agreement;

“Software Licences” means the software licences listed in Schedule 3(c);

“Total Consideration” means the sum of $9,950,000 USD; and

“Works” means all software embodied in the Products and all documentation relating to the Products (including hardware designs, specifications, user documentation, technical drawings, schematics, manuals. and the like), and any software tools (and related documentation) that are not embodied in the Products but are used primarily in connection with the design, development, manufacture and support by Assignor of Products, including without limitation, all items detailed in Schedule 2.

1.2	In this Agreement:

(a)	a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 (and Schedule 7) of the Companies Act 2006 and a reference to a “holding company” or a “subsidiary” is to be construed in accordance with section 1159 (and Schedule 6) of the Companies Act 2006 provided that, in each case, the definition of “company” shall be a body corporate incorporated in any jurisdiction;

(b)	the words and phrases “other”, “including” and “in particular” shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible;

(c)	a person is connected with another person if he is so connected within the meaning of section 839 ICTA 1988;

(d)	a reference to any enactment shall include a reference to that enactment as re-enacted, replaced or modified from time to time before the Completion Date; and

references to “reasonable times” for access to any premises, records or other item mean by prior appointment, during normal working hours on a Business Day.

1.3	The headings in this Agreement shall be ignored in interpreting this Agreement;

1.4	Any reference to this Agreement shall include the Schedules to this Agreement and any attachments to it which shall have the same force and effect as if contained in the body of this Agreement.

2	Sale and Assignment of Rights, Transfer of Commercial Records and Licence Back

2.1	For the Total Consideration to be paid by the Assignee in cash to the Nominated Account on the date of this Agreement, the Assignor hereby sell, assigns and transfers to the Assignee and Assignee hereby purchases and accepts, all right, title and interest of the Assignor in, to and under the following;

(a)	the Purchased Intellectual Property;

(b)	the Software Licences (in so far as the benefit of the Assignor thereunder is capable of assignment);

(c)	the Commercial Records and any confidential information subsisting therein; and

(d)	all tangible embodiments of the Assignor Unregistered Rights and copies thereof,

subject to the Outbound License Agreements.

2.2	The Assignee grants to the Assignor a perpetual, irrevocable, non-assignable (save to members of Assignor’s Group or its successors in the course of corporate restructuring), non-exclusive, worldwide, royalty free and fully paid up licence to use and have used the Assignor Patents to develop and supply products and/or services if and to the extent that such development and supply does not or would not breach the covenant set forth in clause 6, whether or not the same remains in force and effect. The Assignor may sub-licence its rights under this clause to any member of Assignor’s Group or in the course of the distribution and sale of Assignor (and/or members of Assignor’s Group) products to end users of them (in the case of any such sub-license to such end users, solely as necessary for such end users to use such products) and provided that (a) in the case of any sublicense granted by Assignor to any member of Assignor’s Group (including any sublicense granted to QinetiQ North America, Inc.), such member shall covenant therein for express benefit of Assignee that such member shall not, directly or indirectly, (1) engage in any of the activities described in clauses (i), (ii) or (iii) of clause 6.1 for the three-year period following the Completion Date and (2) carry on any trade or business or be associated with any person involved in any trade or business using any of the Trade Marks or a confusingly similar name at any time after the Completion Date, (b) each sublicense granted by Assignor to any member of Assignor’s Group will prohibit such member from granting any further sublicenses except for sublicenses granted in the course of the distribution and sale of such member’s products to end users of them, solely as necessary for such end users to use such products, and (c) each sublicense granted by Assignor or any such sublicensed member of Assignor’s Group to any such end user will prohibit such end user from granting any further sublicenses.

2.3	Assignor shall deliver to Assignee within 10 working days following the Completion Date in such manner and on such media as Assignee may reasonably request all embodiments of the Assignor Unregistered Rights, including all of the Works, in each case to the extent in the possession of the Assignor provided that the Assignor may retain during the term of the Service Agreement copies of the same to the extent necessary to provide services to the Assignee under the Service Agreement.

3	Value Added Tax

3.1	The Assignor’s invoice to the Assignee for payment of the Total Consideration shall not include VAT but Assignor reserves the right subsequently to submit a VAT invoice should the relevant authorities determine that VAT shall be chargeable under this Agreement and on receipt of any such VAT invoice and notwithstanding its prior payment of the Total Consideration the Assignee shall pay to the Assignor’s Nominated Account the amount of such VAT.

4	Warranties

4.1	The Assignor warrants to the Assignee at the date of this Agreement as provided in Schedule 1.

4.2	The warranties set forth in this Agreement (including Schedule 1) (the “Warranties”) are qualified to the extent, but only to the extent, of those matters Fairly Disclosed by the Assignor to the Assignee in the Disclosure Letter. The Warranties shall survive for the period specified in the Seller’s Limitation Agreement.

4.3	Save in the case of fraud or dishonesty of the Assignor all claims by the Assignee for damages or compensation in respect of any breach of any of the warranties set out in Schedule 1 shall be subject to the provisions for the protection of the Assignor in the Seller’s Limitation Agreement.

4.4

In the event of any breach of the Warranties by the Assignor, subject always to the limitations prescribed by the Seller’s Limitation Agreement and without otherwise limiting the damages that Assignee is entitled to recover from the Assignor based on the extent to which the value of the Purchased Intellectual Property and other assets purchased by the Assignee from the Assignor hereunder is less than the value of such assets were there to have been no such breach by the Assignor (“Loss of Value Damages”), the Assignor hereby covenants and agrees on demand to pay to the Assignee the amount of any and all judgments, liabilities, costs and expenses that are paid or incurred by the Assignee as a result of any such breach by the Assignor (“Out-of-Pocket Losses and Liabilities”). In the event of any third party claim against the Assignee that includes a cause of action the substantiation of which would constitute a breach of any of the Warranties by Assignor (a “Claim”), the Assignee shall provide prompt written notice to Assignor upon becoming aware of any such Claim and shall provide the Assignor with any information reasonably requested by the Assignor with respect to such Claim. Failure to give such notice shall not release the Assignor from its obligations under this Clause 4.4. save to the extent its liability is increased thereby. If the Assignor agrees in writing to indemnify and hold harmless the Assignee in respect of all judgments, liabilities, costs and expenses that are paid or incurred by the Assignee as a result of a Claim (subject always to the limitations prescribed by the Seller’s Limitation Agreement), the Assignee shall on being requested to do so by the Assignor give to the Assignor exclusive control of the conduct of the defense and settlement at its absolute discretion of such Claim and shall provide such support as the Assignor shall reasonably request; provided that (i) the Assignor shall not settle such Claim without the written consent of the Assignee, which shall not be unreasonably withheld, conditioned or delayed, such consent not being required if the settlement includes as an unconditional term the giving by the claimant or the plaintiff of a release of the Assignee, reasonably satisfactory to the Assignee, from all liability of any kind and nature with respect to such Claim, (ii) without prejudice to Assignee’s ability to recover Loss of Value Damages and Out-of-Pocket Losses and Liabilities from the Assignor as a result of any breach by Assignor of any of the Warranties resulting from the substantiation of any Claim, the Assignor’s liability under this Clause 4.4 in respect of such Claim or the acts or omissions by or on behalf of Assignor that gave rise to such Claim shall cease upon the settlement of such claim in accordance with the provisions of this Clause 4.4 and (iii) the Assignee shall have the right to assume from the Assignor control of the defence of any Claim at any time in its sole discretion if the Assignee agrees in writing to release and discharge the Assignor from any liability in respect of such Claim, provided that the Assignee shall have no liability to repay any costs or expenses incurred by the Assignor in relation to a Claim prior to Assignee assuming control of it. For the avoidance of doubt, the Assignor shall have no liability of any kind to the Assignee (i) which arises as a result of Assignor’s defense or settlement of any Claim hereunder in accordance with the provisions of this Clause 4.4 other than any liability Assignor may have for Loss of Value Damages or Out-of-Pocket Losses and Liabilities; or (ii) in relation to any cause of action brought against Assignee by any third party which does not constitute a Claim (and the Assignor shall have no entitlement or right of control of any kind in relation to any such cause of action which does not constitute a Claim).

5	Proceedings

5.1	The Assignor agrees and undertakes to provide to the Assignee (at its request and subject to payment by it of Assignor’s costs reasonably incurred) all reasonable assistance with any proceedings that may be brought by or against the Assignee against or by any third party relating to the Purchased Intellectual Property provided always that the Assignor shall not be obliged to initiate nor to take active part in any such proceedings.

6	Restrictive Covenants

6.1	Save where otherwise agreed in writing by the Assignee the Assignor covenants with the Assignee that neither any member of Assignor’s Group (excluding QinetiQ North America Operations LLC and its subsidiaries if the Assignor has not granted a sublicense to QinetiQ North America Operations LLC pursuant to clause 2.2, but for the avoidance of doubt this shall include QinetiQ Inc notwithstanding any corporate restructuring of the Assignor’s Group that occurs after the Completion Date) nor any successor thereto shall, for a period of three years from the Completion Date, directly or indirectly:

(i)	develop, sell, manufacture, or otherwise commercially exploit products that compete with the Products or any similar product; or

(ii)	develop, sell, manufacture, or otherwise commercially exploit any equipment and software used to determine the geographical position of ground based satellite transmitters, for use by satellite owners, operators, satellite communication providers, and regulatory agencies, any of the foregoing of which may be commercial, government, military or security agencies or entities, for the purposes of identifying the geographical position of satellite interferers, jammers, and users of satellite transponders; or

(iii)	provide services using the same or which compete with the Services or any similar services in the Prohibited area;

PROVIDED THAT the Assignor and other members of Assignor’s Group to whom this covenant applies shall not be prevented from providing consultancy and technical support services that involve neither (i) the development or manufacture of equipment and software used to determine the geographical position of ground based satellite transmitters nor (ii) the provision by the Assignor or other members of Assignor’s Group to whom this covenant applies to any third party of any maintenance and support services relating to Products, any products that compete with the Products or any similar product or any service to determine for such third party the geographical position of ground based satellite transmitters.

6.2	The Assignor covenants with the Assignee that it and other members of Assignor’s Group (other than QinetiQ North America Operations LLC and its subsidiaries, but for the avoidance of doubt including QinetiQ Inc notwithstanding any corporate restructuring of the Assignor’s Group that occurs after the Completion Date) and, if the Assignor has granted a sublicense to QinetiQ North America Operations LLC pursuant to clause 2.2, QinetiQ North America Operations LLC and its subsidiaries shall not at any time after the Completion Date directly or indirectly carry on any trade or business or be associated with any person involved in any trade or business using any of the Trade Marks or a confusingly similar name.

6.3	Each of the covenants in this clause 6 is:

(a)	a separate undertaking by the Assignor and shall be enforceable by the Assignee separately and independently of its right to enforce any one or more of the covenants in this clause 6; and

(b)	considered fair and reasonable by the parties, but if any restriction is found to be unenforceable but would be valid if any part of it were deleted, or the period or area of application reduced, the restriction shall apply with such modification as may be necessary to make it valid and effective.

6.4	The consideration for the covenants contained in this clause 6 is included in the Total Consideration.

7	Further Assurance and Delivery

7.1	The Assignor shall at the cost and expense of the Assignee (other than in respect of its internal, out of pocket costs and expenses and any costs and expenses incurred by it in remedying any defect in its title to the Assignor Patents in order to vest Assignor with exclusive legal or record title in the Assignor Patents, which costs shall be borne by the Assignor) do or procure to be done all such further acts and things, and execute or procure the execution of all such assignments and other documents, as the Assignee may from time to time reasonably request in order to vest all right, title and interest in the Purchased Intellectual Property in the Assignee or facilitate Assignee’s enjoyment and enforcement of the Purchased Intellectual Property or otherwise give the Assignee the full benefit of this Agreement and to carry out its purpose and intent, whether in connection with any registration of title or other similar right or otherwise. In particular (without limitation) the Assignor shall, at its cost and expense, take such actions and provide such assistance as the Assignee may reasonably require to enable registration by the Assignor of the patents referred to in section 2, subsections 1, 2, 3, & 4 of Schedule 1 in the sole name of the Assignee.

7.2	The Assignor shall as soon as practicable and in any event within 10 working days of the date of signature of this Agreement deliver to the Assignee the Commercial Records reasonably available to the Assignor (other than those that the Assignor could not reasonably be expected to believe would have any value or utility to the use by the Assignee of the Purchased Intellectual Property and other assets purchased by the Assignee from the Assignor at the Completion Date in the manner in which the same were used by the Assignor prior to the Completion Date) provided that the Assignor may retain for the term of the Service Agreement copies of the same solely to the extent necessary to provide services to the Assignee under the Service Agreement and to fulfil its obligations under clause 7.1.

8	Governing law and jurisdiction

8.1	This Agreement shall be governed by English law.

8.2	Each party irrevocably submits to the exclusive jurisdiction of the English Courts over any claim or matter arising under or in connection with this Agreement.

9	Counterparts

9.1	This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall together constitute the same agreement. No counterpart shall be effective until each party has executed at least one counterpart.

This Agreement has been entered into on the date stated at the beginning of it.

Schedule 1 Warranties

In this Schedule 1:

“Become Infected” means, with respect to the proprietary Software incorporated in any Products, that Open Source Software has been incorporated in or intermingled with such proprietary Software in a manner that has resulted in such proprietary Software becoming subject to the terms of the Open Source License Agreement applicable to such Open Source Software, with the effect that, to comply with the terms of such Open Source License Agreement in connection with the subsequent distribution by the Assignor of such proprietary Software in object code form, Assignor would be required to make available the source code of such proprietary Software and would be subject to limitations in its freedom of action with regard to seeking compensation in connection with licensing or distributing such proprietary Software.

“Core Team” means the following Assignor employees: [***], [***], [***], [***], [***] and [***].

“Knowledge” means actual state of knowledge as at the Completion Date of the Assignor’s executive management team, legal team, Core Team, employee [***], Director of Intellectual Property and any patent attorneys employed by the Assignor as at that date, in each case based upon reasonable inquiry of each such person consistent with such person’s title and responsibilities.

“Open Source License Agreement” means the terms under which Software is licensed in source code form to the general public for use without charge, including without limitation any license agreement that (i) conditions the use or distribution of any Software program that incorporates such Software on the disclosure, licensing or distribution of the source code of such program (including such Software) and (ii) otherwise materially limits a licensee’s freedom of action with regard to seeking compensation in connection with licensing or distributing such program or Software in object code form, including without limitation the GNU General Public License or the GNU Lesser General Public License.

“Open Source Software” means Software that is licensed pursuant to the terms of an Open Source License Agreement.

“Software” means any and all:(a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (d) all documentation, including user manuals and training documentation, relating to any of the foregoing.

1.	Schedule 1 Section 1 of the Disclosure Letter sets forth an accurate and complete list of all registered Marks and applications for registration of Marks owned by or exclusively licensed to the Assignor and used primarily in connection with the marketing and sale of any of the Products (collectively, “Assignor Registered Marks”).

2.	Schedule 1 Section 2 of the Disclosure Letter sets forth an accurate and complete list of all Patents owned by, or exclusively licensed to, the Assignor, any claims of which, absent a license, would be infringed by the making, using, selling, offering to sell or importing of any Products (collectively, “Assignor Patents” and, together with the Assignor Registered Marks, the “Assignor Registered IP”).

3.	The Assignor has not sought or secured registration of any Copyrights owned by or licensed to it that are incorporated in any of the Products or used or otherwise exploited in connection with the design, development, manufacture, use, distribution or support of any of the Products.

4.	Except as set forth in Schedule 1 Section 4 of the Disclosure Letter, no Assignor Registered IP owned by, or filed in the name of, the Assignor (the “Assignor-Owned Registered IP”) and, to the Knowledge of the Assignor, no other Assignor Registered IP, has been or is now involved in any interference, reissue, reexamination, opposition or cancellation proceeding and, to the Knowledge of the Assignor, no such action is or has been threatened with respect to any of the Assignor Registered IP.

5.	Except as set forth in Schedule 1 Section 5 of the Disclosure Letter, all Assignor-Owned Registered IP and, to the Knowledge of the Assignor, all other Assignor Registered IP has been registered or obtained in accordance with all applicable legal requirements and is currently in compliance in all material respects with all legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not result in a cancellation of any such Assignor Registered IP or otherwise materially affect the priority, validity and enforceability of such Assignor Registered IP.

6.	The Assignor Registered IP is subsisting and, to the Knowledge of the Assignor, valid and enforceable, and except as set forth in Schedule 1 Section 6 of the Disclosure Letter, no written notice or claim challenging the validity or enforceability or alleging the misuse of any of the Assignor Registered IP has been received by the Assignor.

7.	Except as set forth in Schedule 1 Section 7 of the Disclosure Letter, neither the Assignor nor any predecessor in interest has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Assignor Registered IP, and all filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the Assignor-Owned Registered IP and, to the Knowledge of the Assignor, any other Assignor Registered IP have been timely paid.

8.	Except as set forth in Schedule 1 Section 8 of the Disclosure Letter, to the Assignor’s Knowledge, there has been no prior use of any Assignor Registered Marks by any third party that would confer upon such third party superior rights in such Assignor Registered Marks. All Assignor Registered Marks have been continuously used by the Assignor in the form appearing in, and in connection with, the goods and services listed in their respective registration certificates and applications therefor.

9.

The Assignor has taken reasonable steps to protect the material Intellectual Property owned by the Assignor that is incorporated in or used in connection with the design, development, manufacture, use or support by Assignor of any of the Products and to maintain the confidentiality (subject to disclosure under legally binding non-disclosure agreements) of all information that constitutes or at any time constituted a material Trade Secret of the Assignor that is embodied in or used in connection with the design, development, manufacture, use or support by Assignor of any of the Products. Each member of the Core Team was employed by the Assignor or its predecessor at the time at which any Intellectual Property created by such member and which is incorporated in or required to be used in connection with the development, production or supply of the Products was created by them and accordingly all such Intellectual Property belongs exclusively to the Assignor.

10.	Except as set forth in Schedule 1 Section 10 of the Disclosure Letter and subject to the rights granted by Assignor in any of the Outbound License Agreements (as defined below), Assignor owns exclusively all right, title and interest in and to the Assignor-Owned Registered IP and all Copyrights, Trade Secrets and other Intellectual Property (other than Patents or Marks) that are incorporated in or used in connection with the design, development, manufacture or support by Assignor of any of the Products and not licensed to Assignor pursuant to a written license agreement (collectively, the “Assignor Product-Related IP”), free and clear of any lien or adverse claim or interest (in each case, except as set forth in Schedule 1 Sections 4, 12 and 15 of the Disclosure Letter), and Assignor has not received any written notice or claim challenging the Assignor’s ownership of any Assignor Product-Related IP PROVIDED THAT this warranty shall not constitute nor imply any warranty that the development, manufacture, use or supply of the Products or the provision of the Services has not infringed or will not infringe the Intellectual Property of any third party and the Assignee’s sole and entire warranty in that regard shall be that set out at clause 14 of this Schedule 1.

11.	Except as set forth in Schedule 1 Section 11 of the Disclosure Letter, the Assignor has not within the last year transferred and is not bound by any agreement to transfer ownership of, and has not granted any exclusive license with respect to, any Assignor Product-Related IP. None of the Assignor Product-Related IP and, to the Knowledge of the Assignor, none of the Intellectual Property licensed to Assignor that is incorporated in or used in connection with the Products, is subject to any outstanding order, judgment or stipulation restricting the use thereof by Assignor in any material respect.

12.	Schedule 1 Sections 12 and 15 of the Disclosure Letter sets forth a complete and accurate list of all agreements granting to Assignor any right under or with respect to any Intellectual Property owned by a third party that is incorporated in or used in connection with the design, development, manufacture, use or support by Assignor of any of the Products other than any commercially available “off-the-shelf” standard desktop software applications in object code form used generally in the Assignor’s operations and not incorporated in any Products (collectively, the “Inbound License Agreements”), indicating for each Inbound License Agreement, the title and the parties thereto. Schedule 1 Section 12 of the Disclosure Letter sets forth a complete and accurate list of all license agreements under which Assignor grants any rights under any Assignor Product-Related IP (collectively, the “Outbound License Agreements”). Schedule 1 Section 12 of the Disclosure Letter lists the amount of any future royalty, license fee or other payments that may become payable by Assignor under each such Inbound License Agreement by reason of the use or exploitation of the Intellectual Property licensed thereunder. To the Knowledge of the Assignor, no loss or expiration of any Intellectual Property licensed to Assignor under any Inbound License Agreement is pending, reasonably foreseeable or threatened, other than expirations which would occur due to the end of the applicable legal protection afforded thereto (e.g. the expiration of a Patent at the end of its term). There is no outstanding or threatened dispute or disagreement with respect to (i) any Inbound License Agreement or (ii) any Outbound License Agreement, in each case, that could materially affect any of the respective rights and obligations of the parties thereunder, nor has Assignor, nor, to the Knowledge of Assignor, the other party thereto, materially breached any of its obligations under any Inbound License Agreement or Outbound License Agreement. Except as set forth in Schedule 1 Section 12 of the Disclosure Letter, the execution, delivery and performance by the Assignor of this Agreement, and the consummation of the transactions contemplated hereby, shall not result in the loss or impairment of, or give rise to any right of any third party to terminate or re-price or otherwise modify any of the Assignor’s rights or obligations under any Inbound License Agreement or any Outbound License Agreement.

Sufficiency of the Intellectual Property

13.	Except as set forth in Schedule 1 Section 13 of the Disclosure Letter and except for the Software Licenses, there are no license agreements to which Assignor is a party under which Assignor licenses from a third party licensor any Intellectual Property that is incorporated in or used in connection with the design, development, manufacture, use or support by Assignor of any of the Products other than any commercially available “off-the-shelf” standard desktop software applications in object code form used generally in the Assignor’s operations. Except as set forth in Schedule 1 Sections 12 and 15 of the Disclosure Letter, the Purchased Intellectual Property and the Software Licenses collectively constitute all the material Intellectual Property owned by or licensed to the Assignor and incorporated in or used in connection with the design, development, manufacture, use or support by Assignor of any of the Products, including any upgrade or new versions thereof currently under development.

No Infringement by Assignor or Third Parties; No Violations

14.	To the Assignor’s Knowledge, the use, development, manufacture, sale, distribution or other exploitation by Assignor of any of the Products or Assignor Product-Related IP has not infringed upon, misappropriated, violated or diluted any Intellectual Property of any third party and the use, development, manufacture, sale, distribution or other exploitation by Assignee of any of the Products or Assignor Product-Related IP following Completion in substantially the same manner as Assignor prior to Completion will not infringe upon, misappropriate, violate or dilute any Intellectual Property of any third party, and, except as set forth in Schedule 1 Section 14 of the Disclosure Letter, Assignor has not received any written notice or claim asserting or suggesting that any such infringement, misappropriation, violation or dilution is or may be occurring, nor, to the Knowledge of Assignor, is there any reasonable basis therefor. To the Knowledge of Assignor, except as set forth in Schedule 1 Section 14 of the Disclosure Letter, no third party is misappropriating, infringing, diluting or violating in any material respect any Assignor Product-Related IP.

Software

15.	Except for:

(a) the Software licensed to the Assignor under the Inbound License Agreements;

(b) commercially available “off-the-shelf” standard desktop software applications in object code form used generally in the Assignor’s operations and not incorporated in any Products;

(c) any Open Source Software Fairly Disclosed in Schedule 1 Section 15 of the Disclosure Letter; and

(d) the matters referred to in Schedule 1 Section 15 of the Disclosure Letter,

all Software code that is embodied in any of the Products (collectively, “Assignor Software Products”) or that was or is used in the design, development or support by Assignor of any Assignor Software Products was either:

(i)	developed by employees of Assignor within the scope of their employment;

(ii)	developed by independent contractors who have expressly assigned all of their rights and interest therein (including all Intellectual Property rights) to the Assignor pursuant to written agreements; or

(iii)	otherwise acquired by the Assignor from a third party pursuant to a written agreement in which the ownership rights therein were expressly assigned to the Assignor.

16.	Except as Fairly Disclosed in Schedule 1 Section 16 of the Disclosure Letter, no source code of any Assignor Software Products has been licensed or otherwise provided to another person, and all such source code has been safeguarded and protected as Trade Secrets of the Assignor. Assignor has taken commercially reasonable steps to ensure that all Software used by the Assignor in connection with the Products is free of any disabling codes or instructions, and any virus or other intentionally created, undocumented contaminant, that is intended to be used to, access, modify, delete, damage or disable any internal computer systems (including hardware, software, databases and embedded control systems) of the Assignor.

Open Source

17.	Except as Fairly Disclosed in Schedule 1 Section 17 of the Disclosure Letter, none of the Products, in whole or in part, incorporates or is distributed with any Open Source Software. No Assignor Software Product has Become Infected.

Performance of Existing Software Products

18.	To the Assignor’s Knowledge each of the Products delivered to a customer substantially conforms with its contractual specifications and the related end user documentation provided to customers.

Effect of this Agreement

19.	Assignor has full power and authority to enter into and perform this Agreement and this Agreement will, when delivered, constitute the binding obligation of Assignor in accordance with its terms.

No Conflicts; Required Filings and Consents

20.	The execution, delivery and performance by the Assignor of this Agreement and the consummation by the Assignor of the transactions contemplated hereby do not and will not:

(a)	violate any provision of the organizational documents of the Assignor;

(b)	violate any law, regulation, order, injunction or decree (“Law”) applicable to the Assignor or the Purchased Intellectual Property, Software Licenses and Commercial Records;

(c)	except as set forth in Schedule 1 Section 20 of the Disclosure Letter, conflict with, create a breach or default under, require any consent of or notice to or give to any third party or create any right of modification, acceleration or cancellation, or result in the creation of any Encumbrance upon any of the Purchased Intellectual Property, Software Licenses or Commercial Records pursuant to any contract, agreement, license, permit or other instrument to which the Assignor is a party or which is binding upon any of the Purchased Intellectual Property, Software Licenses or Commercial Records;

(d)	allow the imposition of any fees or penalties or require the offering or making of any payment to a third party on the part of the Assignor in connection with the Purchased Intellectual Property, Software Licenses and Commercial Records; or

(e)	except as set forth in Schedule 1 Section 20 of the Disclosure Letter, require any consent or approval of, registration or filing with, or notice to any relevant authority or any third party under any contract, arrangement or agreement to which the Assignor is a party.

Litigation

21.	There is no claim, action, suit, proceeding, inquiry, investigation or arbitration by or before any governmental, regulatory, administrative, judicial or arbitral body pending or threatened:

(a)	in connection with the transfer of the Purchased Intellectual Property, Software Licenses and Commercial Records or the Assignor’s ownership or operation thereof;

(b)	to restrain or prevent the consummation of the transactions contemplated hereby; or

(c)	that might affect the right of the Assignee to own the Purchased Intellectual Property, Software Licenses and the Commercial Records,

nor to the Assignor’s Knowledge is there any basis for the foregoing nor is there any unfulfilled or unsatisfied judgment or court order outstanding against the Assignor which affects, or might affect, any of the Purchased Intellectual Property, Software Licenses and Commercial Records or the performance of any obligation under this Agreement.

Schedule 2 Works

Schedule 3 Software Licences

Schedule 4 Commercial Records

Disclosure Letter

Signed by
for and on behalf	/s/ John B. Higginbotham
INTEGRAL SYSTEMS. INC.	Officer

Signed by
for and on behalf of
QINETIQ LIMITED	/s/ Richard J. Franklin
in the presence of: